April 26, 2018
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Coy Garrison, Special Counsel
Re:    Black Creek Industrial REIT IV Inc.
Post-Effective Amendment No. 5 to Registration Statement on Form S-11
Filed April 18, 2018
File No. 333-200594
Dear Mr. Garrison:
We have been authorized by Black Creek Industrial REIT IV Inc., a Maryland corporation (the “Company”), to provide the following response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) delivered orally to Alice Connaughton of Greenberg Traurig, LLP, regarding the above-referenced Post-Effective Amendment (the “Post-Effective Amendment”) to the Company’s registration statement on Form S-11. For ease of review, the Staff’s comment has been transcribed in bold below with the Company’s response immediately following.
1. We note the adoption of an exclusive forum provision in the Company’s bylaws. Please add a risk factor to the prospectus that addresses the following three concepts:

•	how the exclusive forum provision impacts shareholder rights;

•	the Company’s reasons for adopting the exclusive forum provision; and

•	whether there is any question as to the enforceability of the provision under Maryland law.
Response:
The Company agrees to include the risk factor set forth below in the final prospectus to be filed pursuant to Rule 424(b)(3) of the Securities Act of 1933 after the Staff brings the Post-Effective Amendment effective.
Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees).  This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees.  Alternatively, if a court were to find this provision of our charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.  We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements, and we believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically amended the MGCL to authorize the adoption of such provisions.
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If you have any questions about this letter or require any further information, please call me at 202-331-3169.
Sincerely,
Greenberg Traurig, LLP
/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder
cc:    Dwight L. Merriman III, Black Creek Industrial REIT IV Inc.

Greenberg Traurig, LLP Attorneys at Law WWW.GTLAW.COM